
September 20, 2010

Via U.S. Mail and facsimile to (847) 286-1699

William K. Phelan
Senior Vice President, Controller,
  and Chief Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

      Re: **Sears Holdings Corporation**
              Form 10-K for Fiscal Year Ended January 30, 2010
              Filed March 12, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 6, 2010
              File No. 0-51217

Dear Mr. Phelan:

      We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       H. Christopher Owings
                       Assistant Director